                                                   Registration No. 333-100552




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                              VERIZON VIRGINIA INC.
             (Exact name of registrant as specified in its charter)

        VIRGINIA                                          52-0167060
(State of Incorporation)                    (I.R.S. Employer Identification No)

                    600 Main Street, Richmond, Virginia 23219
                                 (804) 255-6300
          (Address and telephone number of principal executive offices)

                                -----------------

         David S. Kauffman, Esq.                            Neil D. Olson
          Verizon Virginia Inc.                         Verizon Virginia Inc.
       1095 Avenue of the Americas                   1095 Avenue of the Americas
         New York, New York 10036                      New York, New York 10036
              (212) 395-2121                                (212) 395-2121

         (Names, addresses and telephone numbers of agents for service)

                                -----------------

                     Copies to: Robert W. Mullen, Jr., Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                                -----------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of the Registration Statement.





The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION DATED FEBRUARY 26, 2002



                                   PROSPECTUS


                                 $1,000,000,000


                                     [LOGO]


                              Verizon Virginia Inc.


                                   DEBENTURES


                      ------------------------------------


Verizon Virginia Inc. intends to offer at one or more times Debentures with a total offering price not to exceed $1,000,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.


                      ------------------------------------


Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.








                                  _______, 2003

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS..............................................2
WHERE YOU CAN FIND MORE INFORMATION................................2
THE COMPANY........................................................3
USE OF PROCEEDS....................................................3
RATIOS OF EARNINGS TO FIXED CHARGES................................3
DESCRIPTION OF THE DEBENTURES......................................3
EXPERTS............................................................7
LEGAL MATTERS......................................................7
PLAN OF DISTRIBUTION...............................................7


ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the Debentures described in this prospectus in one or more offerings with a total offering price not to exceed $1,000,000,000. We may file one or more registration statements to register additional Debentures with a total offering price of up to $200,000,000 relating to the $1,000,000,000 of Debentures to which this prospectus relates, as permitted under the Securities Act of 1933. If filed, these registration statements would permit us to sell Debentures with a total offering price of up to $1,200,000,000. This prospectus provides you with a general description of the Debentures. Each time we sell Debentures, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of the date of this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."


WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the Debentures:

o        Annual Report on Form 10-K for the year ended December 31, 2001; and


o Quarterly Reports on Form 10-Q for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002.


You may request a copy of this filing at no cost, by writing or calling us at the following address:

             Executive Director - Domestic Telecom Consolidations and Reporting Verizon Communications Inc.
             47th Floor
             1717 Arch Street
             Philadelphia, Pennsylvania 19103
             (215) 963-6360

You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

THE COMPANY

We are a wholly-owned subsidiary of Verizon Communications Inc. We provide communications services in Virginia.

Our principal line of business is providing communications services ranging from local telephone service for the home and office to highly complex voice and data services. We provide local telephone service within our franchise area and intraLATA (Local Access Transport Area) toll service between our facilities. We also provide intraLATA toll service between our facilities and the facilities of other telephone companies within our LATAs. We provide network facilities through which long distance companies offer InterLATA service to other points in and out of the states in which we operate. We charge these long distance companies access fees for using our network. Business and residential customers also pay us charges to connect to our local network and to obtain long distance service. We also earn revenue by providing billing, collection, operator and other services to long distance companies.

Our principal executive offices are located at 600 Main Street, Richmond, Virginia 23219, telephone (804) 255-6300.


USE OF PROCEEDS

We will use the net proceeds from the sale of the Debentures to repay or refinance existing indebtedness and for general corporate purposes.


RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for the periods indicated are as follows:


        Nine Months           Years ended December 31,
          ended              ---------------------------------------------
    September 30, 2002        2001      2000     1999      1998      1997
    ------------------       ------    ------   ------    ------    ------
          6.13                6.71      8.30     9.00      6.60      5.99


For these ratios "earnings" have been calculated by adding the equity in loss of affiliates, dividends received from equity affiliates, interest expense, the estimated interest portion of rentals and amortization of capitalized interest to income before provision for income taxes and extraordinary item and by deducting therefrom the equity in income of affiliates, and "fixed charges" include interest expense, the estimated interest portion of rentals and capitalized interest.


DESCRIPTION OF THE DEBENTURES

General

We will issue the Debentures under an Indenture between us and the Trustee, JPMorgan Chase Bank, dated as of October 15, 2002. We have summarized material provisions of the Indenture below. This summary does not describe all of the exceptions and qualifications contained in the Indenture or the Debentures. In the summary below, we have included references to article and section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

The Debentures will be unsecured and will rank equally with all our senior unsecured debt. The Indenture does not limit the amount of Debentures that may be issued and each series of Debentures may differ as to its terms.

A supplement to the Indenture, Board Resolution or Officers' Certificate will designate the specific terms relating to any new series of Debentures. (ARTICLE
TWO) These terms will be described in a prospectus supplement and will include the following:

o        title of the series;

o        total principal amount of the series;

o        maturity date or dates;

o        interest rate and interest payment dates;

o        any redemption dates, prices, obligations and restrictions; and

o        any other terms of the series.

Form and Exchange

The Debentures will be denominated in U.S. dollars and we will pay principal, interest and any premium in U.S. dollars. We will normally issue the Debentures in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

Alternatively, we may issue the Debentures in certificated form registered in the name of the Debenture holder. Under these circumstances, holders may receive certificates representing the Debentures. Debentures in certificated form will be exchangeable without charge except for reimbursement of taxes, if any. We will refer to this form in the prospectus supplement as "certificated." (ARTICLE
TWO)

Book-Entry Only Procedures

The following discussion pertains to Debentures that are issued in book-entry only form.

One or more global securities would be issued to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

Under book-entry only, we will not issue certificates to individual holders of the Debentures. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the Trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the Trustee, or us.

Debentures represented by a global security would be exchangeable for Debenture certificates with the same terms in authorized denominations only if:

o DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days; or

o        we instruct the Trustee that the global security is now exchangeable.

Redemption Provisions, Sinking Fund and Defeasance

We may redeem some or all of the Debentures at our option subject to the conditions stated in the prospectus supplement relating to that series of Debentures. (ARTICLE THREE) If a series of Debentures is subject to a sinking fund, the prospectus supplement will describe those terms.

The Indenture permits us to discharge or "defease" certain of our obligations on any series of Debentures at any time. We may defease by depositing with the Trustee sufficient cash or government securities to pay all sums due on that series of Debentures. (SECTION 11.02)


Restrictions

The Debentures will not be secured. However, if we at any time incur other debt or obligations secured by a mortgage or pledge on any of our property, the Indenture requires us to secure the Debentures equally with the other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

o purchase money mortgages, conditional sales agreements or pre-existing mortgages on property acquired after October 15, 2002;

o certain deposits or pledges to secure the performance of bids, tenders, contracts or leases or in connection with worker's compensation and similar matters;

o mechanics' and similar liens created in the ordinary course of business; or

o debt that we are required to assume in connection with the merger or consolidation with or into us of certain of our affiliates. (SECTION 4.05)

We may issue or assume an unlimited amount of debt under the Indenture. As a result, the Indenture does not prevent us from significantly increasing our unsecured debt levels, which may negatively affect the resale of the Debentures. (SECTION 2.01) It is unlikely that we or our management would initiate or support a leveraged buyout, because all of our common stock is owned directly by Verizon Communications Inc., which has no current intention of selling its ownership in us.


Changes to the Indenture

The Indenture may be changed with the consent of holders owning more than 50% in principal amount of the outstanding Debentures of each series affected by the change. However, we may not change your principal or interest payment terms, or the percentage required to change other terms of the Indenture, without your consent, as well as the consent of others similarly affected. (SECTION 9.02)

We may enter into supplemental indentures for other specified purposes, including the creation of any new series of Debentures, without the consent of any holder of Debentures. (SECTIONS 2.01, 9.01 and 10.01)

Consolidation, Merger or Sale

We may not merge with another company or sell or transfer all or substantially all of our property to another company unless:

o        we are the continuing corporation; or

o        the successor corporation expressly assumes:

         - payment of principal, interest and any premium on the Debentures; and

         - performance and observance of all covenants and conditions in the Indenture. (SECTIONS 10.01 and 10.02)

Events of Default

"Event of Default" means, with respect to any series of Debentures, any of the following:

o failure to pay interest on that series of Debentures for 30 business days after payment is due;

o failure to pay principal or any premium on that series of Debentures when due;

o failure to perform any other covenant relating to that series of Debentures for 90 days after we are given written notice; or

o        certain events in bankruptcy, insolvency or reorganization.

An Event of Default for a particular series of Debentures does not necessarily impact any other series of Debentures issued under the Indenture. (SECTION 6.01)

If an Event of Default for any series of Debentures occurs and continues, the Trustee or the holders of at least 25% of the principal amount of the Debentures of the series may declare the entire principal of all the Debentures of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the Debentures of that series can rescind the declaration if we have deposited with the Trustee a sum sufficient to pay all matured installments of interest, principal and any premium. (SECTION 6.01)

The holders of more than 50% of the principal amount of any series of the Debentures may, on behalf of the holders of all the Debentures of that series, control any proceedings resulting from an Event of Default or waive any past default except a default in the payment of principal, interest or any premium. (SECTION 6.06) We are required to file an annual certificate with the Trustee stating whether we are in compliance with all the conditions and covenants under the Indenture. (SECTION 5.03)

Concerning the Trustee

Within 90 days after a default occurs, the Trustee must notify the holders of the Debentures of the series of all defaults known to the Trustee if we have not remedied them (default is defined for this purpose to include the Events of Default specified above absent any grace periods or notice). The Trustee may withhold notice to the holders of such Debentures of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders. (SECTION 6.07)

Prior to an Event of Default, the Trustee is required to perform only the specific duties stated in the Indenture and, after an Event of Default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 7.01). The Trustee is not required to take any action permitted by the Indenture at the request of any holders of the Debentures, unless those holders protect the Trustee against costs, expenses and liabilities. (SECTION 7.02) The Trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially. (SECTION 7.01).

JPMorgan Chase Bank and its affiliates have commercial banking relationships with and serve as trustee under indentures relating to debt securities issued by Verizon Communications Inc., our parent, and some of its affiliates.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements and financial statement schedule, as of and for the years ended December 31, 2001 and 2000, included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report. These financial statements are incorporated by reference in this prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

The 1999 financial statements incorporated by reference in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.


LEGAL MATTERS

Our General Counsel is issuing an opinion about the validity of the Debentures for us. Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the agents or underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents affiliates of Verizon Communications Inc. in connection with matters unrelated to the offering of the Debentures.


PLAN OF DISTRIBUTION

We may sell any series of Debentures:

o        through underwriters or dealers;

o        through agents; or

o        directly to one or more purchasers.

The prospectus supplement will include:

o        the initial public offering price;

o        the names of any underwriters, dealers or agents;

o        the purchase price of the Debentures;

o        our proceeds from the sale of the Debentures;

o any underwriting discounts or agency fees and other underwriters' or agents' compensation; and

o        any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, they will buy the Debentures for their own account. The underwriters may then resell the Debentures in one or more transactions, at any time or times, at a fixed public offering price or at varying prices.

This prospectus should not be considered an offer of the Debentures in states where prohibited by law.

If there is a default by one or more of the underwriters affecting 10% or less of the total principal amount of Debentures offered, the non-defaulting underwriters must purchase the Debentures agreed to be purchased by the defaulting underwriters. If the default affects more than 10% of the total principal amount of the Debentures, we may, at our option, sell less than all the Debentures offered.

Underwriters and agents that participate in the distribution of the Debentures may be underwriters as defined in the Securities Act of 1933. Any discounts or commissions that we pay them and any profit they receive when they resell the Debentures may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

Underwriters and agents may be our customers or may engage in transactions with us or perform services for us in the ordinary course of business.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS



Item 16. Exhibits.

See Exhibit Index on Page E-1.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, State of New York, on the 26th day of February, 2003.



                                           VERIZON VIRGINIA INC.
                                           (Registrant)



                                           By: /s/ Lawrence R. Whitman
                                               --------------------------
                                                   Lawrence R. Whitman
                                                   Chief Financial Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement is signed below by the following persons in the capacities and on the dates indicated.

Principal Executive Officer:



              *                             Chief Executive Officer and           February 26, 2003
------------------------------              Chairman of the Board of Directors
Lawrence T. Babbio, Jr.

Principal Financial Officer:

              *                             Chief Financial Officer               February 26, 2003
------------------------------
Lawrence R. Whitman

Principal Accounting Officer:

              *                             Controller                            February 26, 2003
------------------------------
Edwin F. Hall

              *                             Director                              February 26, 2003
------------------------------
Christopher M. Creager

              *
------------------------------              Director                              February 26, 2003
Lydia R. Pulley

              *
------------------------------              Director                              February 26, 2003
Robert W. Woltz, Jr.


By:  /s/ Lawrence R. Whitman
-----------------------------
Individually and as Attorney in Fact



                         CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus of Verizon Virginia Inc. for the registration of $900,000,000 of debentures and to the incorporation by reference therein of our report dated January 31, 2002, with respect to the financial statements and financial statement schedule of Verizon Virginia Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

                                           /s/ Ernst & Young LLP


New York, New York
February 26, 2003

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Verizon Virginia Inc. ("Company") of our report dated February 14, 2000, relating to the 1999 financial statements, which appears in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

                                           /s/ PricewaterhouseCoopers LLP


New York, New York
February 26, 2003

                                  EXHIBIT INDEX



Exhibit
Number
-------
1        -        Form of Purchase Agreement, including Standard Purchase Agreement Provisions
                  (October 2002 Edition).*

4.1      -        Form of Indenture between Verizon Virginia Inc., and JPMorgan Chase Bank, as trustee, dated as of October 15, 2002.*

4.2      -        Form of New Debenture.*

5        -        Opinion and consent of Lydia R. Pulley, Esq.*

12       -        Computation of Ratio of Earnings to Fixed Charges (incorporated by reference to (i)Exhibit 12 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2001 and (ii) Exhibit 12 to the registrant's
                  Quarterly Report on Form 10-Q for the period ended September 30, 2002).

23.1     -        Consent of Ernst & Young LLP is included on page II-3 of this Pre-Effective
                  Amendment No. 1 to Registration Statement.

23.2     -        Consent of PricewaterhouseCoopers LLP is included on page II-4 of this
                  Pre-Effective Amendment No. 1 to Registration Statement.

23.3     -        Consent of Lydia R. Pulley, Esq. (contained in opinion filed as Exhibit 5).*

24       -        Powers of Attorney.*

25       -        Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of JPMorgan Chase Bank under the Indenture filed as Exhibit 4.1.*

26.1     -        Form of Invitation for Bids.*

---------------------
* previously filed

                                   E-1